**Exhibit 4**. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

SPGI's operations consist of four segments, described below.

**S&P Global Ratings**

The businesses comprising the S&P Global Ratings segment are independent providers of credit ratings, research, and analytics, offering investors and other market participants, information, ratings and benchmarks.  This includes the NRSRO and certain other ratings-related businesses.

**S&P Global Market Intelligence**

S&P Global Market Intelligence's portfolio of capabilities are designed to help investment professionals, government agencies, corporations and universities track performance, generate alpha, identify investment ideas, understand competitive and industry dynamics, perform evaluations and assess credit risk.

**S&P Dow Jones Indices**

S&P Dow Jones Indices is a global index provider maintaining a wide variety of indices to meet an array of investor needs.  S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products and provide investors with tools to monitor world markets.

**S&P Global Platts**

S&P Global Platts is the leading independent provider of information and benchmark prices for the commodity and energy markets. Platts provides essential price data, analytics, and industry insight enabling the commodity and energy markets to perform with greater transparency and efficiency.

***********************************

Attached below are:
   (1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
   (2) NRSRO Organization Charts

# S&P Global Inc.
## SPGI List of Subsidiaries
## February 12, 2019

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

| Subsidiaries | State or Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| Asia Index Private Limited | India | 36.50 |
| Bentek Energy LLC | Colorado, United States | 100.00 |
| BRC Investor Services S.A. | Colombia | 100.00 |
| CME Group Beijing Holdings, LLC | Delaware, United States | 73.00 |
| Coalition Development Limited | United Kingdom | 67.58 |
| Coalition Singapore Pte. Ltd. | Singapore | 67.58 |
| Commodity Flow Limited | United Kingdom | 100.00 |
| Crisil Irevna Argentina S.A. | Argentina | 67. 58 |
| CRISIL Irevna Information Technology (Hangzhou) Company Ltd. | China | 67. 58 |
| CRISIL Irevna Sp s o. o. | Poland | 67. 58 |
| CRISIL Irevna UK Limited (U.K.) | United Kingdom | 67. 58 |
| CRISIL Irevna US LLC | Delaware, United States | 67. 58 |
| CRISIL Limited | India | 67. 58 |
| CRISIL Risk and Infrastructure Solutions, Ltd. | India | 67. 58 |
| DataWright Corporation | Texas, United States | 100.00 |
| DJI OpCo, LLC | Delaware, United States | 73.00 |
| Eclipse Energy Group AS | Norway | 100.00 |
| Grupo SPGI Mexico, S. de R.L. de C.V. | Mexico | 100.00 |
| Grupo Standard & Poor's S. de R.L. de C.V. | Mexico | 100.00 |
| Kensho Security Corp. | Massachusetts, United States | 100.00 |
| Kensho Technologies, LLC | Delaware, United States | 100.00 |
| Minerals Value Service GmbH | Germany | 100.00 |
| Panjiva Inc. | Delaware, United States | 100.00 |
| Petroleum Industry Research Associates, Inc. | New York, United States | 100.00 |
| Petromedia Marine Intelligence Private Limited | India | 100.00 |
| Platts (U.K.) Limited | United Kingdom | 100.00 |
| Platts Benchmarks UK Limited | United Kingdom | 100.00 |
| Platts Information Consulting (Shanghai) Co., Ltd | China | 100.00 |
| Pragmatix Services Private Limited | India | 67.05 |
| S&P Argentina LLC | Delaware, United States | 100.00 |
| S&P Capital IQ (India) Private Limited | India | 100.00 |
| S&P DJI Netherlands B.V. | Netherlands | 73.00 |
| S&P Dow Jones Indices LLC | Delaware, United States | 73.00 |
| S&P Global Advertising LLC | Delaware, United States | 100.00 |
| S&P Global Asia Pacific LLC | Delaware, United States | 100.00 |

| Subsidiaries | State or Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| S&P Global Asian Holdings Pte. Limited | Singapore | 100.00 |
| S&P Global Australia Pty Ltd | Australia | 100.00 |
| S&P Global Belgium BVBA | Belgium | 100.00 |
| S&P Global Canada Corp. | Canada | 100.00 |
| S&P Global Commodities UK Limited | United Kingdom | 100.00 |
| S&P Global Europe Limited | United Kingdom | 100.00 |
| S&P Global European Holdings Luxembourg S.a.r.l. | Luxembourg | 100.00 |
| S&P Global Finance Europe Limited | United Kingdom | 100.00 |
| S&P Global Finance Luxembourg S.a.r.l | Luxembourg | 100.00 |
| S&P Global France SAS | France | 100.00 |
| S&P Global Germany GmbH | Germany | 100.00 |
| S&P Global Holdings LLC | Delaware, United States | 100.00 |
| S&P Global Holdings Luxembourg S.a.r.l. | Luxembourg | 100.00 |
| S&P Global Holdings UK Limited | United Kingdom | 100.00 |
| S&P Global Index Information Services (Beijing) Co., Ltd | China | 73.00 |
| S&P Global Indices UK Limited | United Kingdom | 73.00 |
| S&P Global Informacoes do Brasil Ltda. | Brazil | 100.00 |
| S&P Global International LLC | Delaware, United States | 100.00 |
| S&P Global Italy S.r.l | Italy | 100.00 |
| S&P Global Korea Inc. | Korea, Republic of | 100.00 |
| S&P Global Limited | United Kingdom | 100.00 |
| S&P Global Market Intelligence (DIFC) Limited | United Arab Emirates | 100.00 |
| S&P Global Market Intelligence Argentina SRL | Argentina | 98.93 |
| S&P Global Market Intelligence Inc. | Delaware, United States | 100.00 |
| S&P Global Market Intelligence LLC | Delaware, United States | 100.00 |
| S&P Global MI Information Services (Beijing) Co., Ltd. | China | 100.00 |
| S&P Global Netherlands B.V. | Netherlands | 100.00 |
| S&P Global Pakistan (Private) Limited | Pakistan | 99.90 |
| S&P Global Philippines Inc. | Philippines | 100.00 |
| S&P Global Ratings Argentina S.R.L., Agente de Calificación de Riesgo | Argentina | 100.00 |
| S&P Global Ratings Australia Pty Ltd | Australia | 100.00 |
| S&P Global Ratings Chile Clasificadora de Riesgo Limitada | Chile | 100.00 |
| S&P Global Ratings Europe Limited | Ireland | 100.00 |
| S&P Global Ratings Hong Kong Limited | Hong Kong | 100.00 |
| S&P Global Ratings Japan Inc. | Japan | 100.00 |
| S&P Global Ratings Maalot Ltd. | Israel | 100.00 |
| S&P Global Ratings Management Service (Shanghai) Co., Ltd | China | 100.00 |
| S&P Global Ratings S.A. de C.V. | Mexico | 100.00 |
| S&P Global Ratings Singapore Pte. Ltd. | Singapore | 100.00 |
| S&P Global SF Japan Inc. | Japan | 100.00 |
| S&P Global Sweden AB | Sweden | 100.00 |
| S&P Global Switzerland SA | Switzerland | 100.00 |
| S&P Global UK Limited | United Kingdom | 100.00 |

| Subsidiaries | State or Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| S&P Global Ventures Inc. | Delaware, United States | 100.00 |
| S&P India LLC | Delaware, United States | 100.00 |
| S&P OpCo, LLC | Delaware, United States | 73.00 |
| S&P Ratings (China) Co., Ltd. | China | 100.00 |
| S&P Trucost Limited | United Kingdom | 73.00 |
| Shanghai Panjiva Business Consulting Co. Ltd. | China | 100.00 |
| SNL Financial Australia Pty Ltd | Australia | 100.00 |
| SNL Financial Limited | United Kingdom | 100.00 |
| SNL Financial ULC | Canada | 100.00 |
| SP Global Financial Iberia, S.L.U. | Spain | 100.00 |
| SPDJ Singapore Pte. Ltd | Singapore | 73.00 |
| SPDJI Holdings, LLC | Delaware, United States | 100.00 |
| Standard & Poor's Enterprises, LLC | Delaware, United States | 100.00 |
| Standard & Poor's Financial Services LLC | Delaware, United States | 100.00 |
| Standard & Poor's International Enterprises, LLC | Delaware, United States | 100.00 |
| Standard & Poor's International Services LLC | Delaware, United States | 100.00 |
| Standard & Poor's International, LLC | Delaware, United States | 100.00 |
| Standard & Poor's Investment Advisory Services (HK) Ltd | Hong Kong | 100.00 |
| Standard & Poor's Investment Advisory Services, LLC | Delaware, United States | 100.00 |
| Standard & Poor's Investment Advisory Services UK Limited | United Kingdom | 100.00 |
| Standard & Poor's Ratings do Brasil Ltda | Brazil | 100.00 |
| Standard & Poor's South Asia Services Private Limited | India | 100.00 |
| Standard & Poor's, LLC | Delaware, United States | 100.00 |
| Steel Business Briefing North America, Inc. | Pennsylvania, United States | 100.00 |
| Taiwan Ratings Corporation | Taiwan | 51.00 |
| The Steel Index Limited | United Kingdom | 100.00 |
| TRIS Corporation Limited | Thailand | 5.00 |
| TRIS Rating Co. Ltd.[1] | Thailand | 51.55 |
| Trucost China Limited | Hong Kong | 73.00 |
| Visallo, LLC | Delaware, United States | 100.00 |

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

# S&P Global Ratings Managerial Structure



** Support functions reporting directly to S&P Global
1 Support functions reporting jointly to S&P Global Ratings President and respective S&P Global functional leads
2 Support function reporting directly to the S&P Global Chief Executive Officer on an administrative basis
and functionally to the S&P Global Audit Committee of the Board of Directors
3 References to GPL indicate Global Practice Leader
4 For administrative purposes only. CRISIL is not a part of the NRSRO
5 SD – Risk Analytics & Market Surveillance position responsibilities reallocated under Analytics & Research

**S&P Global**
Ratings

# S&P Global Ratings Business Units



** Support functions reporting directly to S&P Global
[1] Support functions reporting jointly to S&P Global Ratings President and respective S&P Global functional leads
[2] Support function reporting directly to the S&P Global Chief Executive Officer on an administrative basis
and functionally to the S&P Global Audit Committee of the Board of Directors

# S&P Global Ratings

**S&P Global Ratings (formerly named Standard & Poor's Ratings Services)** - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

[1] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.58%.
[2] The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).
[3] Holding company
[4] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.
[5] S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.
[6] Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.

**S&P Global**
Ratings